Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Bitdeer Technologies Group on Form F-1 of our report dated March 3, 2023, which includes an explanatory paragraph as to Blue Safari Group Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Blue Safari Group Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from February 23, 2021 (inception) through December 31, 2021 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Houston, Texas
August 10, 2023